UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2022

Commission File Number: 001-40892

The Very Good Food Company Inc.

(Translation of the registrant’s name into English)

2748 Rupert Street

Vancouver, British Columbia

Canada V5M 3T7

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INCORPORATION BY REFERENCE

Exhibits 99.1 and 99.2 included in this report on Form 6-K are each hereby incorporated by reference in the Registration Statement on Form S-8 of the Registrant, as may be amended from time to time (File No. 333-261149), to the extent not superseded by documents or reports subsequently filed by us under the Securities Act of 1933 or the Securities Exchange Act of 1934, in each case as amended.

EXHIBIT INDEX

The following documents, which are attached as exhibits hereto, are incorporated by reference herein:

Exhibit	Title

99.1	Unaudited condensed interim consolidated financial statements of the Company for the three and six months ended June 30, 2022 and 2021, together with the notes thereto

99.2	Management’s discussion and analysis of financial condition and results of operations of the Company for the three and six months ended June 30, 2022 and 2021

99.3	Form 52-109FV2 CEO Certification of Interim Filings

99.4	Form 52-109FV2 CFO Certification of Interim Filings

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE VERY GOOD FOOD COMPANY INC.

Date: August 15, 2022	By:	/s/ Pratik Patel
Name: Pratik Patel
Title: Chief Financial Officer